FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 21, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report dated April 21, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: April 21, 2005

Exhibit 1- Form 6k

April 21, 2004

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

April 21, 2005.

3.

News Release

News release was issued on April 21, 2005 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia, April 21, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts ("Subscription Receipts") for gross proceeds of $8,000,200 (the “Offering”).

5.

Full Description of Material Change

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. ANNOUNCES $8 MILLION “BOUGHT DEAL” EQUITY OFFERING

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH .Berlin Stock Exchange

Vancouver, British Columbia, April 21, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts ("Subscription Receipts") for gross proceeds of $8,000,200 (the “Offering”).

Pursuant to the Offering, LVFH will issue 12,308,000 Subscription Receipts at a price of $.65 per Subscription Receipt.  The Underwriters will also have the option to purchase up to an additional 3,077,000 Subscription Receipts on identical terms from the Company.

“We are pleased to enter into this Offering, which will allow LVFH to increase its sales and marketing initiatives and expand its overall growth strategy”, commented Jake Kalpakian, President and CEO of LVFH.

Each Subscription Receipt is exercisable into one unit (a “Unit”) of the Corporation.  Each Unit is comprised of one common share (“Common Share”) of the Corporation and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $1.00 for 24 months following the closing of the Offering.

The proceeds of the Offering, exclusive of the proceeds from the sale of 2,497,100 Subscription Receipts, will be held in escrow pending the receipt of the certificate of articles of amendment of the Corporation providing for an increase in the authorized capital of the Corporation to a number of Common Shares sufficient to permit the issuance of all of the underlying Common Shares.

The proceeds from the Offering will be used to fund the Company’s continued growth, to expand sales and marketing initiatives, for potential acquisitions by the Corporation, and for general working capital purposes.

Completion of the private placement is subject to receipt of all required regulatory and other approvals, including the approval of the TSX Venture Exchange.  It is anticipated that the private placement will close on or about May 12, 2005.

Additionally and concurrently, LVFH is pleased to announce that it has entered into a non-brokered private placement for 1,400,000 Units with a European party, for proceeds of $910,000, on the same terms as the Offering.  A finder’s fee of 6.75% will be payable to an arm’s length party through the issuance of LVFH Common Shares.  This transaction is subject to TSX Venture Exchange approval and shareholder approval and is expected to close on July 14, 2005.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
 _____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 21st day of April, 2005.